

November 21, 2012

Via E-mail
Mr. Robert A. Ramirez
Executive Vice President, Finance and
Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, FL 33131

> **Re: The Hackett Group, Inc.**
> **Form 10-K**
> **Filed February 24, 2012**
> **File No. 333-48123**

Dear Mr. Ramirez:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Certified Public Accounting Firm, page 27

1.   We note that the reports of your independent registered public accounting firm on pages 27 and 52 are not signed by the accounting firm in accordance with Rule 2-02 of Regulation S-X. Please amend your filing to include audit reports that include a conforming signature of the independent registered public accounting firm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel at (202) 551-3395 or me at (202) 551-3694 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant